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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___1407 Main Street___
(No. and Street)

___Hays___	___KS___	___67601___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger D. Harman   (785) 628-8238
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brungardt Hower Ward Elliott & Pfeifer, LC

(Name – *if individual, state last, first, middle name*)

P.O. Box 40	Hays	KS	67601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 4 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Bobb A. Meckenstock__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Main Street Securities, LLC__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DOLO ES MYC S
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. _12-9-08_

_____
Signature

_____ Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MAIN STREET SECURITIES, LLC

DECEMBER 31, 2005

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT

Members
Main Street Securities, LLC

We have audited the accompanying statement of financial condition of Main Street Securities, LLC as of December 31, 2005, and the related statements of income, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Main Street Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 20, 2006

Main Street Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$112,285
Cash segregated under regulation	983
Commissions receivable	375,705
Securities owned:	
Available for sale, at fair value	77,697
The NASDAQ Stock Market, Inc. common stock, at fair value	10,554
Office equipment and software, at cost, less	
accumulated depreciation and amortization of $14,006	22,008
Prepaid expenses and other	30,465
	$629,697

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 14,605
Commissions payable	479,338
	493,943
Subordinated borrowings	20,000
Commitments and contingencies	-
Member's equity	115,754
	$629,697

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF INCOME

For the year ended December 31, 2005

Revenues:	
Commissions	$ 5,795,634
Other	58,508
	5,854,142
Expenses:	
Commission expense	5,182,356
Office management and personnel	340,207
Insurance and bonds	31,479
Advertising and promotion	32,281
Occupancy	58,601
Licenses and fees	39,778
Leased equipment	27,675
Telephone	16,487
Legal and accounting	28,341
Data processing	59,546
Postage	12,171
Travel	22,740
Office supplies	11,784
Subscriptions and dues	24,295
Depreciation and amortization	5,671
Meetings and education	20,234
Meals and entertainment	7,824
Interest expense	2,117
Donations	2,474
Other expenses	9,347
	5,935,408
Net loss	$ (81,266)

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2005

	Bobb Meckenstock	David Meckenstock	Accumulated other comprehensive income (loss)	Total members' equity
Members' equity at January 1, 2005	$ 96,775	$ 92,980	$ (1,491)	$ 188,264
Comprehensive income (loss):				
Net loss	(74,611)	(6,655)	-	(81,266)
Unrealized securities gains arising during the period	-	-	7,265	7,265
Reclassification adjustment for sale of securities realized in net income	-	-	1,491	1,491
Total comprehensive income	-	-	-	(72,510)
Transfer of member's equity	86,325	(86,325)	-	-
Member's equity at December 31, 2005	$ 108,489	$ -	$ 7,265	$ 115,754

The accompanying notes are an integral part of this financial statement.

4

Main Street Securities, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the year ended December 31, 2005

Subordinated borrowings at January 1, 2005	$20,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2005	$20,000

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

Cash flows from operating activities		
Net loss		$ (81,266)
Adjustments to reconcile net loss to net		
cash provided by operating activities		
Depreciation and amortization	$ 5,671	
Loss on sale of securities	1,006	
Change in assets and liabilities		
Decrease in cash segregated under regulation	748	
Decrease in commissions receivable	194,133	
Decrease in prepaid expenses and other	1,088	
Increase in accounts payable and accrued expenses	10,498	
Decrease in commissions payable	(88,169)	124,975
Net cash provided by operating activities		43,709
Cash flows from investing activities		
Purchases of equipment and software	(7,960)	
Proceeds from sales of securities	230,195	
Purchases of securities	(255,586)	
Net cash used in investing activities		(33,351)
Net increase in cash		10,358
Cash at beginning of the year		101,927
Cash at end of the year		$ 112,285
Cash paid during the year for interest		$ 2,017

The accompanying notes are an integral part of this financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and nature of operations

Main Street Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kansas limited liability company organized on January 21, 1999, and shall endure for thirty years from date of organization unless extended under terms of the articles of organization.

The Company operates as an introducing broker, clearing all transactions on a fully-disclosed basis through a secondary clearing agreement with another broker-dealer. The Company does not hold funds or securities for customers.

2. Commissions receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Equipment and software

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, which range from five to seven years, using the straight-line method.

Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of equipment and software are included in earnings.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

5. Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership of the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

6. Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. The Company's only component of other comprehensive income is the unrealized holding gain on securities available for sale, which is reported in the statement of changes in member's equity.

7. Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business to be cash equivalents.

8. Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATION

Cash is held in a centralized registration depository with the National Association of Securities Dealers, Inc. and used solely for registration transactions.

NOTE C - SECURITIES

Securities available for sale consist of U.S. government obligations and money market funds carried at fair value of $77,697. The cost basis of the securities is $77,686 with the unrealized gain of $11 included in accumulated other comprehensive income. Gains and losses on the sale of securities are determined using the specific identification method.

The NASDAQ Stock Market, Inc. common stock is carried at fair value of $10,554. The cost basis of the 300 shares is $3,300 with the unrealized gain of $7,254 included in accumulated other comprehensive income.

Main Street Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE D - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2005 consist of the following:

6% subordinated loan, due October 31, 2006	$ 9,800
6% subordinated loan, due October 31, 2006	10,200
	$20,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, and until written approval is granted by NASD Regulation, Inc., they may not be repaid.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In providing cash management services to the Company, its primary bank employs a sweep account in which excess cash is invested in a money market mutual fund on a daily basis. The shares of the fund are not deposits of or guaranteed by the bank, and they are not insured by the Federal Deposit Insurance Corporation. The balance of the mutual fund account was $45,360 at December 31, 2005.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $53,332, which was $20,402 in excess of its required net capital of $32,930. The Company's net capital ratio was 9.26 to 1.

NOTE G - RELATED PARTIES

The Company shares office space and equipment with related companies under an agreement whereby the Company reimburses substantially all management and personnel expenses. In 2005, the Company paid approximately $340,000 for such expenses. The Company also paid office rent to its members, in the amount of $38,200, which is included in occupancy expense.

One of the Company's members passed away in 2005 and the remaining member became the sole owner.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation arising in the normal course of business. After consulting with legal counsel, it is management's opinion that no claims will result in material adverse effect to the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Members
Main Street Securities, LLC

We have audited the accompanying financial statements of Main Street
Securities, LLC as of and for the year ended December 31, 2005, and have
issued our report thereon dated January 20, 2006. Our audit was conducted for
the purpose of forming an opinion on the basic financial statements taken as a
whole. The information contained in Schedule I is presented for purposes of
additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-5 under the
Securities Exchange Act of 1934. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

Brungardt Hower

Ward Elliott & Pfeifer L. C.

Hays, Kansas
January 20, 2006

Main Street Securities, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital
  Total members' equity $115,754
    Add:
      Subordinated borrowings allowable in computation
      of net capital   20,000

    Total capital and allowable subordinated borrowings   135,754
    Deductions and/or charges:
      Nonallowable assets:
        Cash segregated under regulation $ 983
        Commissions receivable greater than 30 days, net   17,849
        Equipment and software, net   22,008
        Prepaid expenses   30,465
        The NASDAQ Stock Market, Inc. stock   10,554   81,859

    Net capital before haircuts on securities positions
        (tentative net capital)   53,895

   Haircuts on securities   563

Net capital $ 53,332

Aggregate indebtedness
  Items included in statement of financial condition
    Accounts payable and accrued expenses $ 14,605
    Commissions payable   479,338

      Total aggregate indebtedness $493,943

Minimum net capital required $ 32,930

Excess net capital at 1500 percent $ 20,402

Excess net capital at 1000 percent $ 3,938

Ratio: Aggregate indebtedness to net capital   9.26 to 1

No reconciliation with Company's computation included in Part II of Form X-17A-5
as of December 31, 2005 is required as the amounts are the same.

Exemption from Rule 15c3-3 is claimed based upon section (k)(2)(B) - all
customer transactions cleared through another broker-dealer on a fully
disclosed basis.

    Broker-dealer   Nations Financial Group, Inc.
    Clearing firm   RBC Dain Correspondent Services

Brungardt Hower

Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

<u>INDEPENDENT AUDITORS' REPORT</u>
<u>ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5</u>

Members
Main Street Securities, LLC

In planning and performing our audit of the financial statements and
supplementary information of Main Street Securities, LLC (the Company) for the
year ended December 31, 2005, we considered its internal control, including
control activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the Company, including tests of such practices and procedures that
we considered relevant to the objectives stated in Rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital under Rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of
Rule 15c3-3. Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of
the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all
   fully paid and excess margin securities of customer as required by
   Rule 15c3-3

The management of the Company is responsible for establishing and maintaining
internal control and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected
to achieve the SEC's above-mentioned objectives. Two of the objectives of
internal control and the practices and procedures are to provide management

with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 20, 2006